Exhibit 99.2

FORM OF LETTER TO STOCKHOLDERS WHO ARE
RECORD HOLDERS

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

Rights to Purchase Notes Offered Pursuant to Rights

Distributed to Common Stockholders of Wheeler Real Estate Investment Trust, Inc.

[●], 2021

Dear Stockholder:

This notice is being distributed by Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the “Company”), to all holders of record of shares of its common stock, par value $0.01 per share (the “common stock”), as of 5:00 p.m. New York City time on June 1, 2021 (the “record date”), in connection with the distribution in a rights offering (the “rights offering”) of non-transferable subscription rights (the “rights”) to purchase up to an aggregate $30 million in aggregate principal amount of 7.00% senior subordinated convertible notes due 2031 (the “Notes”). The rights are described in the Company’s Prospectus, dated [●], 2021 (as it may be amended or supplemented, the “Prospectus”).

In the rights offering, the Company is offering up to an aggregate $30 million in aggregate principal amount of 7.00% senior subordinated convertible notes due 2031 pursuant to the Prospectus. The rights will expire, if not exercised, by 5:00 p.m. New York City time on [●], 2021 (the “expiration date”), unless extended by the Company.

As described in the accompanying Prospectus, you will receive one right for every eight (8) shares of common stock owned of record as of 5:00 p.m. New York City time on the record date.

Each right will allow the holder thereof to subscribe for $25.00 principal amount of Notes (the “basic subscription privilege”) at the subscription price of $25.00 (the “subscription price”). Fractional rights will not be issued. Fractional rights will be rounded down to the nearest whole number, with such adjustments as may be necessary to ensure that the Company offers $30 million in aggregate principal amount of Notes in the rights offering. As an example, if you owned 1,000 shares of common stock as of the record date, you would receive 125 rights pursuant to your basic subscription privilege, and you would have the right to purchase up to $3,125 principal amount of Notes in the rights offering pursuant to your basic subscription privilege.

In addition, rights holders who fully exercise their basic subscription privilege will be entitled to subscribe for additional Notes that remain unsubscribed as a result of any unexercised basic subscription privileges (the “over- subscription privilege”). The over-subscription privilege allows a rights holder to subscribe for additional Notes at the subscription price per share on a pro rata basis if any Notes are not purchased by other holders of rights under their basic subscription privileges as of the expiration date. “Pro rata” means in proportion to your relative Common Stock ownership. Holders may exercise such holder’s over-subscription privilege only if such holder exercised its basic subscription privilege in full and other holders of rights do not exercise their basic subscription privileges in full. If there are not enough Notes to satisfy all subscriptions made under the over-subscription privilege, the Company will allocate the remaining Notes pro rata, after eliminating all fractional shares, among those over-subscribing rights holders. For purposes of determining if a holder has fully exercised its basic subscription privilege, the Company will consider only the basic subscription privilege held by such holder in the same capacity. See “Description of Subscription Rights” in the Prospectus.

Any excess payments received by the subscription agent will be returned, without interest or deduction, promptly following the expiration of the rights offering. The rights are evidenced by rights certificates (the “rights certificates”). The rights are non-transferable and will not trade on the Nasdaq Capital Market (“Nasdaq”).

Enclosed are copies of the following documents:

(1)	Prospectus;

(2)	Rights Certificate;

(3)	Instructions For Use of Wheeler Real Estate Investment Trust, Inc. Rights Certificates; and

(4)	Notice of Guaranteed Delivery For Rights Certificates Issued by Wheeler Real Estate Investment Trust, Inc.

Your prompt action is requested. To exercise your rights, you should properly complete and sign the rights certificate and forward it, with payment of the subscription price in full for the Notes subscribed for pursuant to the basic subscription privilege and the over-subscription privilege, to the subscription agent, as indicated in the Prospectus. The subscription agent must receive the rights certificate with payment of the subscription price on or prior to 5:00 p.m. New York City time on the expiration date. All payments of the subscription price must be made in United States dollars for the full number of Notes for which you are subscribing by personal check drawn upon a United States bank payable to Computershare Trust Company, N.A., as subscription agent. Failure to return the properly completed rights certificate with the correct payment will result in your not being able to exercise the rights held in your name on behalf of yourself or other beneficial owners.

Additional copies of the enclosed materials may be obtained from the information agent, Equiniti (US) Services LLC. The information agent’s toll-free telephone number is (516) 220-8356 (brokers); (833) 503-4130 (stockholders).

Very truly yours,

WHEELER REAL ESTATE INVESTMENT TRUST, INC.